SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F          X                  Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: February 23, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 23, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa, CEO
Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice of Amendment to “Notice regarding Variance between Unconsolidated Financial Results
(under Japanese Generally Accepted Accounting Principles) for the Fiscal Years ended
December 31, 2015 and December 31, 2016”

LINE Corporation announces that amendments have been made to its “Notice regarding Variance between Unconsolidated Financial Results (under Japanese Generally Accepted Accounting Principles) for the Fiscal Years ended December 31, 2015 and December 31, 2016” released on January 27, 2017.

1. Reasons for amendments
In accordance with the Companies Act in Japan, while preparing the unconsolidated financial statements for the fiscal year ended December 31, 2016, LINE Corporation identified an error in the calculation of the deductible temporary difference in deferred tax assets. Therefore, the amount of “Net income (loss) for the year” and related items in the“Notice regarding Variance between Unconsolidated Financial Results (under Japanese Generally Accepted Accounting Principles) for the Fiscal Years ended December 31, 2015 and December 31, 2016”, announced on January 27, 2017, have been corrected.

2. Amendments
Please refer to the underlined items of attached documents for details of the amendments.

After the amendments
This is an English translation of the original Japanese-language document.
January 27, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa CEO
Stock code: 3938 (First section of the Tokyo Stock Exchange)

Notice regarding Variance between Unconsolidated Financial Results (under Japanese Generally Accepted
Accounting Principles) for the Fiscal Years ended December 31, 2015 and December 31, 2016

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that there has been variance between its unconsolidated financial results (under Japanese generally accepted accounting principles) for fiscal year ended December 31, 2015 and December 31, 2016 as follows.

1.	Variance between the unconsolidated financial results of FY2015 and FY2016

	Revenues	Operating income	Ordinary income	Net income (loss) for the year	Basic earnings per share
Results for the fiscal year ended December 31, 2015 (A)	Millions of yen 88,441.794	Millions of yen 3,695.263	Millions of yen 3,472.727	Millions of yen (16,740.537)	Yen (95.66)
Results for the fiscal year ended December 31, 2016 (B)	107,032.422	8,661.509	9,806.178	2,525,394	13.01
Amount change (B – A)	18,590.628	4,966.245	6,333.451	19,265,931
Amount change (%)	21.0%	134.4%	182.4%	－

Note: This summary financial results report is not subject to the audit procedures by independent auditors as required under the Financial Instruments and Exchange Act in Japan. At the time of release of this summary financial results report, the audit procedures for unconsolidated financial statements are in progress.

2.	Reasons for the variance

Revenues, operating income and ordinary income increased significantly in fiscal year 2016 as a result of the significant growth in “performance ads” such as Timeline Ads and LINE NEWS Ads provided through the LINE advertising platform. We recorded a profit for the year mainly due to a decrease in the amount of loss on valuation of stocks of subsidiaries and affiliates, which we had recorded as extraordinary loss in fiscal year 2015, and recognition of pre-tax gain on sale of land as extraordinary income in fiscal year 2016.

Before the amendments
This is an English translation of the original Japanese-language document.
January 27, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa CEO
Stock code: 3938 (First section of the Tokyo Stock Exchange)

Notice regarding Variance between Unconsolidated Financial Results (under Japanese Generally Accepted
Accounting Principles) for the Fiscal Years ended December 31, 2015 and December 31, 2016

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that there has been variance between its unconsolidated financial results (under Japanese generally accepted accounting principles) for fiscal year ended December 31, 2015 and December 31, 2016 as follows.

1.	Variance between the unconsolidated financial results of FY2015 and FY2016

	Revenues	Operating income	Ordinary income	Net income (loss) for the year	Basic earnings per share
Results for the fiscal year ended December 31, 2015 (A)	Millions of yen 88,441.794	Millions of yen 3,695.263	Millions of yen 3,472.727	Millions of yen (16,740.537)	Yen (95.66)
Results for the fiscal year ended December 31, 2016 (B)	107,032.422	8,661.509	9,806.178	3,301.643	17.01
Amount change (B – A)	18,590.628	4,966.245	6,333.451	20,042.181
Amount change (%)	21.0%	134.4%	182.4%	－

Note: This summary financial results report is not subject to the audit procedures by independent auditors as required under the Financial Instruments and Exchange Act in Japan. At the time of release of this summary financial results report, the audit procedures for unconsolidated financial statements are in progress.

2.	Reasons for the variance

Revenues, operating income and ordinary income increased significantly in fiscal year 2016 as a result of the significant growth in “performance ads” such as Timeline Ads and LINE NEWS Ads provided through the LINE advertising platform. We recorded a profit for the year mainly due to a decrease in the amount of loss on valuation of stocks of subsidiaries and affiliates, which we had recorded as extraordinary loss in fiscal year 2015, and recognition of pre-tax gain on sale of land as extraordinary income in fiscal year 2016.